Exhibit 99.1

Shanda Games Appoints New Company Officers

SHANGHAI, December 1, 2014 -- Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, today announced the appointment of Jisheng Zhu as Chief Operating Officer and Jin Zhang as Chief Administrative Officer.

Mr. Zhu worked for Shanda Games from April 2008 to October 2011 and rejoined Shanda Games in October 2013 as a vice president. Prior to Shanda Games, he was with Shanda Interactive Entertainment Limited (“Shanda Interactive”) from May 2003 until April 2008 and from October 2011 until October 2013. He served as Chief Operating Officer of Shanda Online Holdings Limited, Chief Technology Officer and acting Chief Operating Officer of Shanda Games, and numerous capacities of Shanda Interactive including vice president and director of technical support center. Prior to joining Shanda Interactive, Mr. Zhu served as the engineering service director of Kingnet Security Inc. from 2001 to 2003 and as the product development director of Eachnet.com from 2000 to 2001. Mr. Zhu holds a master’s degree in automatic control from East China University of Science and Technology and an executive master of business administration degree from Peking University Guanghua School of Business.

Before joining Shanda Games, Ms. Zhang was a vice president of human resources and later a senior vice president with Shanda Interactive from June 2009 until November 2014. Before joining Shanda Interactive, she served as a vice president of Lenovo Group, in charge of human resources in Great China, India, Russia and other markets. From 1999 to 2002, Ms. Zhang held various positions in Lenovo Group, including manager of planning, quality control and others. She holds a master’s degree in management science from Renmin University of China.